UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of May, 2007

                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                        Commission File Number: 000-50113

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  X          Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes _______        No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated May 23, 2007.

                                  Exhibit 99.1

GOLAR LNG
--------------------------------------------------------------------------------

INTERIM REPORT: JANUARY - MARCH 2007

Highlights:

o Golar reports highest ever quarterly net income, $53.3 million and earnings per share, $0.81
o    Sale of newbuilding DSME Hull 2244 - $41 million profit
o    Solid earnings contribution from associates - Korea Line
o    Strong earnings from two spot vessels offset by lower utilization of others
o Golar announces a cash dividend of $0.50 per share and 1.24 million share buy back in connection with the Company's equity swap
o    Award of 2 LNG Floating Storage and Regas units by Petrobras
o    Partial sale of Korea Line shares

Results

Golar LNG reports its highest ever quarterly net income at $53.3 million for the three months ended March 31, 2007 (the "first quarter"), as compared to $36.6 million(1) for the three months ended December 31, 2006 (the "fourth quarter"). These results include the gain on the sale of newbuilding DSME Hull 2244 of $41.1 million. Operating income was also increased at $58.6 million for the first quarter as compared to $40.4 million for the fourth quarter.

Revenues have been negatively impacted by a generally weaker spot market for trading LNG ships during the first quarter. Two of Golar's six vessels exposed to the spot market were fixed throughout the period at good rates, but this was offset by two of the other vessels suffering extended periods of idle time. Revenue was also affected by offhire time for the Golar Freeze, which completed its scheduled drydocking during the quarter. Average time charter equivalent rates (TCE's) for the fleet were $48,416 per day during the first quarter as compared to $65,250 per day during the fourth quarter and $55,116 during the first quarter of 2006.

As announced in February 2007 and discussed further below, newbuilding DSME Hull 2244 was sold to Maran Gas during the first quarter. Golar's gain from the sale is approximately $41.1 million.

Vessel operating expenses were $13.5 million for the first quarter as compared to $13.0 million for the fourth quarter of 2006 and administrative expenses were $3.8 million for the quarter as compared to $3.6m for the fourth quarter of 2006.

Net interest expense for the first quarter was $15.2 million, which compares to $16.3 million for the fourth quarter of 2006. The decrease is due to slightly lower levels of debt and marginally lower average interest rates during the first quarter.

-----------------------------------
(1) The comparative financial information for the three months ended 31 December, 2006 (adjusted unaudited) reflects adjustments from the Company's previously reported results for that period, which relate to the Company's equity in net earnings of Korea Line Corporation. The adjustments increase the reported net income for the three months ended 31 December, 2006 (adjusted unaudited) by $3.5 million, or on an earnings per share basis by $0.05. Other financials items were a charge of $2.0 million for the first quarter as compared to a gain of $0.9 million in the fourth quarter. This is due to a book loss on interest rate swap valuations during the first quarter as compared to a small gain last quarter partly offset by a gain on the valuation of Golar's equity swap.

The Company's share of Korea Line Corporation's ("Korea Line") net income for the first quarter is $14.8 million as compared to the net income in the fourth quarter of 2006 of $14.0(1) million in respect of Golar's 21% shareholding. Korea Line's results continue to benefit from a strong drybulk market. As a result of the sale of 1.1 million Korea Line shares in April 2007, discussed further below, the Company will not equity account for Korea Line's results in the future.

Earnings per share for the first quarter were $0.81 as compared with $0.56 for the fourth quarter of 2006.

As a result of the sale of newbuilding hull 2244 and the Korea Line shares and taking into account the trading outlook and strong liquidity situation, on May 23, 2007 the Board declared a dividend of $0.50 per share. The record date for the dividend is June 5, 2007, ex dividend date is June 1, 2007 and the dividend will be paid on or about June 19, 2007.

The Board has decided to terminate its equity swap and buy back 1.24 million shares acquired by Bank of Nova Scotia in connection with the swap. The cost of the shares acquired by Bank of Nova Scotia is approximately $15.3 million, which is equivalent to $12.3 per share. The gain to Golar if the swap had been terminated on May 23, 2007 would therefore be approximately $6.9 million. The cumulative gain booked as at March 31, 2007 was $1.4 million and therefore the gain that would be recorded in the Company's books during the second quarter of 2007, based on the Company's share price on May 23, 2007, would be $5.5 million. The actual termination date is expected to take place within the next 10 days.

Corporate and Other Matters

The sale of the ship building contract for newbuilding DSME Hull 2244 to Maran Gas was, as previously announced, completed by the end of March. The sale was for a gross consideration of $92.5 million representing an implicit vessel price of $201 million and resulting in a net gain to Golar of $41.1 million. After a short hand over period, the Golar site team employed at the shipyard was redeployed, thus drawing to a close a very successful seven ship newbuilding programme.

During April, Golar was awarded by Petrobras contracts to employ Golar Winter and Golar Spirit as the world's first floating storage and regasification vessels. The contract award was the outcome of a competitive tender process. Both time charters are for a period of 10 years with an option to extend for up to a further 5 years. Employment of Golar Spirit is expected to commence during Q2 2008, Golar Winter is expected to commence Q2 2009. Both ships will need to undergo modifications before going on hire in Brazil. The estimated contract value of the 10-year charters totals approximately $860 million. Golar's ability to win this tender was greatly enhanced by the ability to meet the required early delivery. The time spent developing this technology and the confidence to commit to the Golar Spirit conversion without identified firm employment has proved to be a winning strategy. It is also worth noting that the award of these contracts has generated increased interest from others considering similar requirements.

The Livorno project continues to make steady progress toward the final investment decision (FID). On May 21, the project JV company awarded to Saipem a limited notice to proceed (LNTP). This contract award marks significant achievement in what has been at times a difficult and lengthy process. The LNTP will allow the EPC contractor to commence work on the conversion of the vessel without further delay whilst other associated contracts are finalised. During the quarter, OLT Offshore LNG Toscana SpA, the operating company behind the regasification terminal, acquired land and commenced works related to the onshore construction of the Regulation and Measurement facility. The project is now targeting full FID in the third quarter of 2007.

The Cyprus Floating Power Generating Plant (FPGP) project license award took place formally during the quarter. Still pending is the license to import, store and use the liquefied natural gas (LNG) required to fuel the FPGP. The regulatory authorities have announced that Golar's application is complete and is currently under review.

Golar is also progressing several other FSRU projects, most of which could utilize the Company's older vessels currently on charter to BG and which are likely to be redelivered by BG at the end of each charter's initial term during the period from 2008 to 2011, which fits well with the project portfolio.

During April 2007, the Company sold a total of 1.1 million Korea Line shares for net proceeds of $77.9 million, which represents a book profit of approximately $22m based upon the book value of the investment as at 31 March 2007. As a result of this sale the Company's shareholding in KLC has decreased to 9.64%. The market value of this remaining share holding as at May 23, 2007 was approximately $93 million.

Market

Following a strong fourth quarter 2006 where ship owners benefited from ships being employed as floating LNG storage, more than 12 ships were released back onto the market in the Far East at about the same time. Those ships that were able to discharge early in the period (including Golar Winter and Golar Frost) were able to secure attractive forward employment. Those ships that discharged later in the period (including one Golar vessel) met a more difficult market. Toward the end of the first quarter and into the second quarter most ships have again found employment, however rates have fallen. This position has not been helped by the anticipated additions to the fleet, these additions will continue throughout 2007. It is still too early to say if the need for floating storage which developed during 2006 will repeat itself in the second half of 2007, however several charterers are positioning themselves to take advantage of possible movements in gas price should they eventuate.

The development in the charter market in the coming months will though be strongly influenced by inter-regional gas price differentials as well as the seasonality of gas prices.

There is approximately 13.7 mtpa of new production scheduled for commissioning (either through new installations or upgradings) in 2007. Currently there are 230 existing LNG carriers above 76,000 m(3) with 135 on order.

Outlook

The Board continues to believe in the value and potential of the Company's project portfolio, which fully covers LNG mid-stream activity - liquefaction, shipping, trading and regasification. The recent award of the Petrobras contracts provides a significant boost in confidence in the Company's ability to successfully develop these projects and provides a clear demonstration of their potential value. The previously announced study on how to optimize the value of the Company's LNG logistic investments and projects has continued over the quarter. In this respect the Board expects that a strategic decision on the future structure of Golar will be made during the next quarter.

The Board anticipates that earnings in the second quarter of 2007 from the Company's spot vessels will show improved utilization over the first quarter 2007. One of the Company's vessels will be drydocked during the second quarter of 2007. As noted above the Company will not equity account for Korea Line's results in the second quarter but will recognize a gain on the sale of the shares already sold.

The Board is increasingly optimistic about the future development of the Company and looks forward to the maturing of the various business opportunities currently under development.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


May 23, 2007
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Charlie Peile: Executive Vice President, Head of Commercial
Graham Robjohns: Chief Financial Officer


             GOLAR LNG LIMITED FIRST QUARTER 2007 REPORT (UNAUDITED)

INCOME STATEMENT                                            2007           2006               2006
(in thousands of $)                                      Jan - Mar       Jan - Mar          Jan - Dec
                                                         unaudited       unaudited       adjusted unaudited
-----------------------------------------------------------------------------------------------------------
Operating revenues                                         53,734           57,340         239,697
Gain on sale of newbuilding                                41,088                -               -
Vessel operating expenses                                  13,469           10,391          44,490
Voyage expenses                                             3,858            2,774           9,582
Administrative expenses                                     3,821            2,314          13,657
Depreciation and amortisation                              15,114           13,321          56,822
Total operating expenses                                   36,262           28,800         124,551
Operating income                                           58,560           28,540         115,146
Interest income                                            11,719            9,113          40,706
Interest expense                                         (26,920)         (22,945)       (101,298)
Other financial items                                     (1,994)            9,918           8,436
Income before taxes and minority interest                  41,365           24,626          62,990
Minority interest                                         (1,760)          (2,050)         (7,049)
Taxes                                                        (31)            (191)         (1,257)
Loss on deemed part-disposal of associates                (1,023)                -               -
Equity in net earnings of investee                         14,758            5,560          21,269
Net income                                                 53,309           27,945          75,953

Basic earnings per share ($)                                $0.81            $0.43           $1.16

BALANCE SHEET                                               2007             2006               2006
(in thousands of $)                                        Mar 31           Mar 31             Dec 31
                                                         unaudited        unaudited      adjusted unaudited
-----------------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                                  102,420           86,858         56,616
Restricted cash and short-term investments                  65,668           45,183         52,287
Other current assets                                        19,391           31,799         22,651
Amounts due from related parties                               602               64            778
Long term
Restricted cash                                            776,135          702,963        778,220
Equity in net assets of non-consolidated associate         120,750           71,935        106,136
Newbuildings                                                                 65,282         49,713
Vessels and equipment, net                               1,456,517        1,346,183      1,465,825
Other long term assets                                      43,451           14,653         42,844
Total assets                                             2,584,934        2,364,920      2,575,070

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                           72,030           67,627         72,587
Current portion of capital lease obligations                 5,371            4,740          5,269
Other current liabilities                                   48,981           55,001         50,248
Amounts due to related parties                                 164              695            253
Long term
Long term debt                                             791,324          746,092        803,771
Long term capital lease obligations                      1,011,145          914,408      1,009,765
Other long term liabilities                                 84,253           84,200         84,816
Minority interest                                           34,196           29,637         32,436
Stockholders' equity                                       537,470          462,520        515,925
Total liabilities and stockholders' equity               2,584,934        2,364,920      2,575,070

STATEMENT OF CASH FLOWS                                     2007             2006              2006
(in thousands of $)                                      Jan - Mar         Jan- Mar          Jan - Dec
                                                         unaudited        unaudited      adjusted unaudited
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                 53,309           27,945          75,953
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                              15,109           13,321          56,822
Gain on disposal of newbuildings                         (41,088)                -               -
Amortisation of deferred charges                              451              358           1,645
Income attributable to minority interests                   1,760            2,050           7,049
Undistributed net earnings of non-consolidated investee  (13,745)          (5,560)        (20,089)
Drydocking expenditure                                    (6,217)            (301)         (5,864)
Stock-based compensation                                      617              320           2,790
Change in market value of equity, interest rate and
  currency derivatives                                      1,130         (12,267)        (26,156)
Interest element included in capital lease obligations        947            1,964           5,067
Unrealised foreign exchange loss / (gain)                     172            1,758          17,644
Change in operating assets and liabilities                  1,048            5,624           2,358
Net cash provided by operating activities                  13,493           35,212         117,219

INVESTING ACTIVITIES
Additions to newbuildings                                 (1,103)        (104,522)       (240,906)
Additions to vessels and equipment                        (2,420)            (331)        (16,673)
Disposal of newbuildings                                   92,618                -               -
Long-term restricted cash                                   3,567               22           5,064
Purchase of unlisted investments                                -            (500)         (5,501)
Purchase of marketable securities                               -                -        (10,386)
Proceeds from disposal of marketable securities                 -                -           2.248
Short-term restricted cash and investments               (13,381)            4,265         (2,839)
Net cash provided by/(used in) investing activities        79,281        (101,066)       (268,993)

FINANCING ACTIVITIES
Proceeds from long-term debt                                    -               -         120,000
Proceeds from long-term capital lease obligation                -         102,983         102,983
Repayments of long-term capital lease obligation          (1,118)           (458)         (3,860)
Repayments of long-term debt                             (13,004)        (12,028)        (69,390)
Financing costs paid                                            -            (12)         (1,370)
Cash dividends paid                                      (32,848)
Dividends paid to minority shareholders                         -               -         (2,200)
Net cash (used in)/provided by financing activities      (46,970)          90,485         146,163

Net increase in cash and cash equivalents                  45,804          24,631         (5,611)
Cash and cash equivalents at beginning of period           56,616          62,227          62,227
Cash and cash equivalents at end of period                102,420          86,858          56,616

Notes

1. The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2. The number of shares outstanding as of March 31, 2007 was 65,562,000 (December 31, 2006: 65,562,000). The weighted average number of shares outstanding for 2007 was 65,562,000.

                                          GOLAR LNG LIMITED
                                          (Registrant)

                                          By /s/ Graham Robjohns
                                             ------------------------
                                              Graham Robjohns
                                              Chief Financial Officer

                                              Dated:  May 23, 2007
SK 03849 0004 777589